BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)

Financial Statements and Supplemental Schedules

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
008-47589

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Barings Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 South Tryon Street, Suite 2500
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Thomas	980-417-5881	christopher.thomas@barings.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

375 Ninth Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)
10/20/2003		185	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Thomas_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Barings Securities LLC_____, as of 12/31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

*Christopher Thomas*_____

Title:

Treasurer_____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)

Table of Contents



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged with Governance
Barings Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barings Securities LLC (the Company) as of December 31, 2025, the related statements of income (loss), changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2004.

Hartford, Connecticut
February 25, 2026

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Financial Condition
December 31, 2025

Assets:		
Cash and cash equivalents	$	2,545,141
Income tax receivable from affiliate		24,279
Prepaid expenses and other assets		218,586
Total assets	$	2,788,006
Liabilities and Equity:		
Accounts payable and accrued expenses	$	39,033
Deferred tax liability		34,025
Total liabilities		73,058
Member's capital		6
Additional paid-in-capital		20,490,950
Accumulated deficit		(17,776,008)
Total member's equity		2,714,948
Total liabilities and member's equity	$	2,788,006

See accompanying notes to financial statements


BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Income (Loss)
Year Ended December 31, 2025


Expenses:		
Expenses allocated from Member	$	871,508
Investment services		159,007
Professional fees		39,033
Other expenses		107,324
Total expenses		1,176,872
Loss before income tax benefit		(1,176,872)
Income tax benefit		263,237
Net loss	$	(913,635)

See accompanying notes to financial statements

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2025

	Units	Member's capital	Additional paid-in capital	Accumulated deficit	Total equity
Balance December 31, 2024	600 $	6	19,619,442	(16,862,373)	2,757,075
Contributed capital	—	—	871,508	—	871,508
Net loss	—	—	—	(913,635)	(913,635)
Balance December 31, 2025	600 $	6	20,490,950	(17,776,008)	2,714,948

See accompanying notes to financial statements

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	(913,635)
Adjustments to reconcile net loss to net cash used in operating activities:		
Non-cash expenses allocated from Member		871,508
Changes in operating assets and liabilities:		
Income tax receivable/payable from affiliate		347,721
Prepaid expenses and other assets		(33,434)
Accounts payable and accrued expenses		18,637
Deferred tax benefit		(1,134)
Net cash provided by operating activities		289,663
Net increase in cash		289,663
Cash and cash equivalents, beginning of year		2,255,478
Cash and cash equivalents, end of year	$	2,545,141
Supplemental disclosure of cash flow information:		
Cash received under tax allocation agreement	$	609,823
Supplemental disclosure of non-cash financing activity:		
Non-cash capital contribution	$	871,508

See accompanying notes to financial statements

Note 1. Business and Summary of Significant Accounting Policies

Business

Barings Securities LLC (the Company) is a wholly owned subsidiary of Barings LLC (the Member), an indirect subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). The Company is registered as a broker and dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Expenses

Related party expenses incurred by the Company are reported in expenses allocated from the parent. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed or results of operations or cash flows that would have occurred had the Company operated as an independent entity.

Note 2. New Accounting Standards

Adoption of New Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is effective on January 1, 2025. Revisions require additional rate reconciliation and income taxes paid disclosure, including: Income/loss from continuing operations before income tax expense/benefit and before intra-entity eliminations disaggregated between domestic and foreign, income tax expense/benefit from continuing operations as well as income taxes paid disaggregated between federal, state, and foreign and certain reconciling items. It removes requirements to disclose cumulative amounts of each type of temporary difference when a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures. The Company adopted this guidance and presented the required disclosures in the accompanying footnotes.

Note 3. Fair Value of Financial Instruments

The Company has cash and cash equivalents as of December 31, 2025 in the amount of $2,545,141. Cash represents funds held in bank accounts under normal commercial terms. Investments in money market funds and securities with initial maturities of three months or less are considered to be cash equivalents. Such investments are carried at cost, which approximates fair value. Through the Company's valuation techniques, cash and cash equivalents are classified as Level 1 in the fair value hierarchy.

Note 4. Concentration of Risk

The Company derives substantially all of its capital from the Member, including non-cash capital contributions to finance related party expense allocations. In the event that the Member were to cease its relationship and stop dealing with the Company, it is possible that the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubt about the Company's ability to continue as a going concern for a reasonable time period. The Member has given no indication that it plans to cease providing support to the Company.

Note 5. Broker Dealer - Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-deal, which operates with the limited purpose of being a placement agent in offerings of interest in the Private Funds managed by Barings LLC and other affiliated entities. The Company has identified its Treasurer and Chief Compliance Officer as the chief operating decision makers ("CODM"), who use financial results to manage the Company. Additionally, the CODM use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company had no revenues during the year ended December 31, 2025. Refer to the Company's Statement of Income (Loss) for the segment expenses for the year ended December 31, 2025. Also refer to the Company's Statement of Financial Condition for the segment assets for the year ended December 31, 2025.

Note 6. Related Party Transactions

The Company has an agreement with the Member under which the Member provides the Company with management, administrative facilities, and services, including the use of the Member's sales personnel. As part of this agreement, the Member acts as the Company's paying agent for payment of the Company's expenses. Fees for these services are based on the Company's pro rata use of the Member's personnel, applied to those allocable expenses incurred by the Member. These expenses primarily include compensation expense, payroll taxes and benefits, occupancy, and office services.

In addition, the Member reimburses the Company for its allocated expenses through a non-cash capital contribution in the form of forgiveness of amounts due for allocated expenses in order to allow the Company to meet its required minimum capital amounts. Accordingly, the statement of financial condition and the related statements of operations and cash flows may not be indicative of the financial position of the Company at December 31, 2025 and its results of operations and its cash flows for the year then ended had the Company operated as an independent entity. In 2025, under the terms of the expense agreement, the Member allocated $871,508 of expenses to the Company. The Member reimbursed the Company for its allocated expenses in the form of forgiveness through a non-cash capital contribution of $871,508.

The Company is compensated for MassMutual's use of the tax losses created by the non-cash expenses allocated to the Company from, and paid for the Company by, the Member. Allocated expense amounts for the year ended December 31, 2025 resulted in a tax benefit of approximately $183,017, based on the federal effective tax rate of 21%. This tax benefit amount is included in the income tax benefit reflected on the statement of operations for the year ended December 31, 2025. As of December 31, 2025, the Company has an income tax receivable from MassMutual in the amount of $24,279.

Note 7. Income Taxes

Income taxes due to government authorities are based on the Company's best estimate of its current and deferred tax liabilities (DTL). Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. The Company has a temporary difference for prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states and foreign jurisdictions. MassMutual, and its eligible subsidiaries and certain affiliates (the Parties), including the Company, have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined

federal and state income tax is allocated among the Parties and the Parties have elected the methods prescribed in Internal Revenue Service Treasury Regulations Sections 1.1552-1(a)(2), "Basic Method 2", and 1.1502-33(d)(3), "Percentage Pay Method". The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Allocated taxes are calculated on a quarterly basis. During the year ended December 31, 2025, the Company received income tax payments from MassMutual in the amount of $609,823.

The Internal Revenue Service (IRS) has completed its examination of MassMutual and its subsidiaries for the year 2016 and prior. The IRS completed the examination of the 2017-2018 tax years and is at Appeals for 3 issues. The adjustments resulting from these examinations are not expected to materially affect the position or liquidity of the Company.

The components of income taxes included in the statement of income (loss) for the year ended December 31, 2025 are as follows:

Income tax (benefit) expense:

Current:		
Federal	$	(241,686)
State		(20,417)
Total current		(262,103)
Deferred:		
Federal		(1,179)
State		45
Total deferred		(1,134)
Income tax benefit	$	(263,237)

As of December 31, 2025, the Company had a DTL of $34,025 attributable to prepaid expenses.

A reconciliation of the differences between the income tax benefit and the amount computed by applying the prevailing corporate U.S. federal tax rate to the pre-tax loss for the year ended December 31, 2025 is as follows:

		Amount	Percentage
Provision for income taxes at the U.S. federal rate	$	(247,143)	21.0 %
State tax, net of federal effect		(13,720)	1.2
State return-to-provision (RTP)		(2,474)	0.2
Other		100	—
Total income tax benefit	$	(263,237)	22.4 %

Management has determined that no reserves for uncertain tax positions are required at December 31, 2025.

Income taxes received (net of payments) from MassMutual for the year ended December 31, 2025 are as follows:

		2025
US federal	$	(404,617)
US states:		
Florida		(42,697)
Illinois		(37,147)
New York		(111,911)
Other		(13,451)
Total	$	(609,823)

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of aggregate indebtedness to net capital, both as defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $2,472,083, which was $2,447,083 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2025 was 0.02 to 1.00.

Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of Footnote 74 of the SEC Release No. 34-70073.

Note 9. Subsequent Events

Management has evaluated events and transactions that have occurred from December 31, 2025 through February 25, 2026 the date of issuance of the financial statements, for potential recognition or disclosure in these financial statements. Adjustments or additional disclosures, if any, have been included in these financial statements.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2025

Capital - Member's equity	$	2,714,948
Deductions - nonallowable assets:		
Income tax receivable from affiliates		24,279
Prepaid expenses and other assets		218,586
Net capital	$	2,472,083
Aggregate indebtedness	$	39,033
Minimum net capital requirement of broker or dealer (the greater of 6.67% of aggregate indebtedness as defined or $25,000)		25,000
Excess net capital	$	2,447,083
Ratio of aggregate indebtedness to net capital		0.02 to 1.00

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as December 31, 2025):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2025 and that included herein.

See accompanying report of independent registered public accounting firm.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company operates pursuant to the exemptive provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See accompanying report of independent registered public accounting firm.

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company operates pursuant to the exemptive provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See accompanying report of independent registered public accounting firm.



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To Those Charged with Governance
Barings Securities LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Barings Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



Hartford, Connecticut
February 25, 2026



Barings Securities LLC Exemption Report

Barings Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Barings Securities LLC

I, Christopher Thomas, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Christopher Thomas_____

Title: FINOP & Treasurer

February 25, 2026